NO ACT D.C.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE 7-9-20

Act 1934
Section
Rule 13e-4(d)(1); 13e-4(e)(3)
Public Availability July 9, 2007

July 9, 2007

Margaret A. Brown, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

Re: EMC Corporation and VMware, Inc. -



07072737

Dear Ms. Brown:

We are responding to your letter dated July 9, 2007 addressed to Brian V. Breheny and Adé K. Heyliger, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the staff of the Division of Corporation Finance hereby grants an exemption from Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934. In addition, on the basis of your representations and the facts presented in your letter, the staff of the Division of Corporation Finance agrees that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or 14e-1(b) under the Exchange Act if EMC and VMware conduct an exchange offer in the manner described in your letter.

In granting the exemption and taking these no-action positions, we considered the following facts, among others:

- EMC and VMware will be disclosing from the commencement of the Offer the relative value relationship between the VMware restricted stock and options to be received by EMC security holders for the restricted EMC restricted stock and options tendered;

- The formula for determining the number of shares of VMware restricted stock and the number and exercise price of VMware options to be received in exchange for tendered EMC options and restricted stock will be disclosed in the Offer materials disseminated to security holders, and the formula will remain fixed throughout the duration of the Offer;

- The Offer is being conducted for compensatory purposes;

- Substantially all of the information contained in the preliminary prospectus relating to the VMware IPO will be included in the Offer materials and Eligible Employees will have access to the information provided to potential investors in the VMware IPO;

- EMC and VMware will publish on a website accessible to all Eligible Employees and maintained for the Offer the daily indicative Exchange Ratio based on an assumed VMware IPO price equal to the mid-point of the filing range of the estimated initial offering price reflected in the Registration Statement and will provide a toll-free number that EMC security holders can use to obtain exchange offer pricing related information; and

- Promptly after the calculation of the Exchange Ratio, EMC and VMware will issue a press release announcing the Exchange Ratio, post the Exchange Ratio on the website and file an amendment to its Schedule TO containing the press release disclosing the Exchange Ratio.

The foregoing exemption and no-action positions are based solely on your representations and the facts presented in your letter dated July 9, 2007 as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the Offer. You should discontinue the Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rest with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the Offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

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www.skadden.com

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July 9, 2007

Mr. Brian V. Breheny, Chief
Mr. Adé K. Heyliger, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: EMC Corporation and VMware, Inc. - Exchange Offer

Ladies and Gentlemen:

We are writing on behalf of our clients EMC Corporation, a Massachusetts corporation ("EMC"), and its wholly owned subsidiary, VMware, Inc., a Delaware corporation ("VMware"). In connection with an expected initial public offering of shares of VMware common stock (the "VMware IPO"), EMC and VMware propose to jointly undertake, as co-bidders, an exchange offer (the "Offer") pursuant to which Eligible Employees (as defined below) of VMware will have the opportunity to exchange their restricted EMC common stock for restricted VMware common stock and vested and unvested options to purchase EMC common stock for unvested options to purchase VMware common stock. The Offer is intended to serve an important compensatory purpose in furtherance of VMware employee retention by aligning the incentives of VMware employees with the shareholder value they help to create.

We respectfully request, on behalf of EMC and VMware, that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") grant an exemption from Rule 13e-4(f)(8)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to allow EMC and VMware to conduct the Offer as further discussed below. In addition, we are herein requesting that the Staff confirm that it will not take enforcement action against EMC or VMware under Rule 13e-4(d)(1), Rule 13e-4(e)(3), Rule 13e-4(f)(1)(ii) or Rule 14e-1(b) of the Exchange Act in connection with the conduct of the Offer as outlined herein.

I. Background

EMC's common stock is registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange. As of December 31, 2006, EMC had approximately 2,122,339,000 shares of common stock outstanding and approximately 15,143 stockholders of record. As of December 31, 2006, EMC had approximately 31,000 employees, of which approximately 2,500 were employees of VMware.

On February 7, 2007, EMC announced plans to sell newly issued VMware common stock representing approximately ten percent of VMware in the VMware IPO. VMware is the global leader in virtualization software, and it is anticipated that the VMware IPO will be a significant size, attract considerable market attention and will present an attractive opportunity for investors, including employees, to participate in the potential future growth of VMware.

VMware filed a registration statement on Form S-1 relating to the VMware IPO with the Commission on April 26, 2007 and filed Amendment No. 1 thereto on June 11, 2007 and Amendment No. 2 thereto on July 9, 2007 (such amended registration statement, as further amended from time to time, the "S-1 Registration Statement"). Following the VMware IPO, VMware will be a majority owned subsidiary of EMC, and EMC expects to own approximately 98% of the voting power and 88% of the outstanding shares of VMware.[1]

Historically, EMC has awarded EMC options and restricted stock to its employees, including VMware employees, as a key component of employee compensation to align the interests of employees and shareholders of EMC and further enhance shareholder value. Approximately 90% of all VMware employees presently hold EMC options or restricted stock.[2] Because following the IPO VMware will have the ability to more directly tie VMware employee incentives to VMware employee results and provide VMware employees a more meaningful incentive to enhance VMware shareholder value, VMware is undertaking the Offer to allow Eligible Employees of VMware to exchange their EMC-related equity compensation for

[1] In connection with the VMware IPO, it is anticipated that VMware, EMC and any other person who acquires shares of VMware common stock or options to acquire VMware common stock at or prior to the time of the VMware IPO (including any Eligible Employees who participate in the Offer) will agree with the underwriters for the offering not to sell or transfer any shares of VMware common stock, subject to certain exceptions, for a specified period of time following the IPO, which period is not expected to exceed 180 days.

[2] Consistent with its objectives relating to employee compensation and incentives, VMware has also previously granted options to purchase shares of VMware common stock to VMware employees. The option grants were not registered under the Securities Act of 1933, as amended (the "Securities Act"), because the grants did not involve any offer or sale for purposes of Section 2(a)(3) of the Securities Act, in reliance on the fact that the awards were made to a broad class of employees who provided no consideration in connection therewith.

VMware equity compensation in a manner designed to generally retain the terms and intrinsic value of the tendered EMC securities. The Offer is being undertaken for compensatory purposes as a means to retain and motivate VMware employees and encourage such employees to remain in the service of VMware by allowing VMware employees to share in the value they create at VMware from the date of the VMware IPO.

II. The Exchange Offer

The Offer is an integral part of VMware's transition to becoming a public company in connection with the VMware IPO and will allow Eligible Employees to substitute any or all of their restricted EMC stock awards for restricted VMware stock and any or all of their vested EMC option awards or any or all of their unvested EMC option awards on an award-by-award basis for unvested VMware options. To be eligible to participate in the Offer, an employee must hold vested or unvested EMC options or restricted EMC stock, be a employee of VMware or a VMware subsidiary as of the expiration of the Offer and not be employed in certain foreign jurisdictions designated by VMware (each, an "Eligible Employee").

EMC and VMware expect to commence the Offer on such date as to cause the Offer to expire concurrently with the pricing of shares in the VMware IPO. EMC and VMware believe that the proposed timing of the Offer relative to the VMware IPO, such that the initial value of the VMware options and restricted stock received by Eligible Employees in the Offer will be based upon the initial offering price of shares in the VMware IPO, is essential to achieving the compensatory objectives of the Offer and that tying equity compensation to the initial offering price of shares will provide Eligible Employees a strong incentive to participate in any growth of VMware from the time it becomes a public company. Further, EMC and VMware believe that while the specific exchange rate for the Offer will not be available until the expiration of the Offer, Eligible Employees will have the benefit of the objective pricing methodology to be used for the exchange as well as the information in the preliminary prospectus (e.g., the estimated range of the initial offering price for shares of VMware common stock in the VMware IPO, the means by which the initial public offering price will be determined and the risks associated with an investment in the VMware common stock) included in the S-1 Registration Statement at the time of the Offer. Indeed, this is the same information potential investors will have in deciding whether to purchase shares in the VMware IPO. We think it is also important to note that the Eligible Employees are employees of VMware or its subsidiaries and therefore will have first-hand knowledge of VMware operations. EMC and VMware believe that these protections are more than adequate to permit employees to make an informed decision with respect to the Offer.

Upon commencement of the Offer, EMC and VMware will file a Schedule TO with the Commission and VMware will file a registration statement on Form S-4 (the "S-4 Registration Statement") with the Commission and disseminate offering materials to all Eligible Employees.

The Offer will remain open for at least 20 business days, and Eligible Employees will be entitled to withdraw any securities tendered in the Offer prior to the expiration of the Offer. Participation in the Offer will be entirely voluntary and none of EMC, VMware or their respective boards of directors will make a recommendation to employees whether to participate in the Offer. Eligible Employees who tender vested or unvested EMC options or restricted EMC stock in the Offer and do not withdraw the securities prior to the expiration of the Offer will be entitled upon consummation of the Offer to receive unvested VMware options or restricted VMware stock, as applicable, in each case in accordance with the Exchange Ratio (as defined herein), and the securities tendered will be cancelled. VMware will forward tendered EMC options and restricted EMC stock to EMC for cancellation and receive no consideration in the Offer.

Eligible Employees who elect not to tender securities in the Offer will continue to hold their EMC options and restricted EMC stock, which will remain subject to the terms of the applicable grant. For so long as EMC continues to hold shares of VMware stock representing 50% or more of the total outstanding voting power of VMware, service with VMware will be considered service with EMC for purposes of vesting and determining timing of the lapse of restrictions for restricted stock. From such time as EMC ceases to hold shares of VMware stock representing 50% or more of the total outstanding voting power of VMware, any EMC options and restricted EMC stock then held by Eligible Employees will be terminated in accordance with the terms of the applicable grant. This information will be appropriately highlighted in the offering materials provided to Eligible Employees in connection with the Offer.

The unvested VMware options and restricted VMware stock to be offered in exchange for vested or unvested EMC options and restricted EMC stock, as applicable, tendered in the Offer will be offered pursuant to the S-4 Registration Statement. VMware intends to request that the S-4 Registration Statement be declared effective substantially concurrently with the S-1 Registration Statement. Promptly after such time as the S-1 Registration Statement and the S-4 Registration Statement become effective and prior to the time the unvested VMware options are granted and restricted VMware stock is issued pursuant to the Offer, VMware will file a registration statement on Form S-8 covering the issuance of the VMware options and restricted VMware stock. Following the IPO, it is expected that future grants of VMware options and restricted stock would be registered pursuant to registration statements on Form S-8.

Upon consummation of the Offer, unvested EMC options properly tendered in the Offer and not withdrawn will be exchanged for unvested VMware options which will continue to be governed by the vesting and other terms and conditions of the original EMC options that they replaced. Vested EMC options properly tendered in the Offer and not withdrawn will be exchanged for unvested VMware options which will be subject to a vesting period equal to the shorter of 12 months (with ratable monthly vesting over the 12 month period) or 90 days prior to the scheduled expiration of the option (but if such 90th day date would be prior to the date of grant, then the VMware option granted would vest on the date of grant), and otherwise will be subject to the other terms and conditions of the original EMC options they replaced. EMC and VMware believe the new vesting period for VMware options issued in exchange for vested EMC options serves an important retention objective while providing compensatory benefits to employees electing to exchange vested EMC options in the Offer. Restricted EMC stock properly tendered in the Offer and not withdrawn will be exchanged for restricted VMware stock which will continue to be governed by the vesting and other terms and conditions of the original restricted EMC stock that they replaced, except that the restricted VMware stock received in the Offer will not be subject to certain of the acceleration provisions of the original restricted EMC stock grants. Such acceleration provisions, based on VMware achieving certain performance benchmarks and originally included in restricted EMC stock grants to VMware employees, provided an indirect mechanism to link VMware employee compensation to VMware performance and will be unnecessary from the date of the VMware IPO when VMware may link compensation to VMware performance by granting its own equity awards. EMC options and restricted stock properly tendered in the Offer and not withdrawn at the expiration of the Offer will be canceled, and EMC will have no further obligations with respect to those securities. VMware will be responsible for administering and honoring VMware options and restricted VMware stock granted or issued in connection with the Offer.

In order to offer Eligible Employees VMware options that preserve the spread between the exercise price and fair market value of tendered EMC options, tax law and regulations (specifically the provisions of Section 424 and 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code")) require that the VMware options received in the Offer have the same ratio of exercise price to fair market value of the underlying shares as was reflected in the tendered EMC options immediately prior to the expiration of the Offer. Since the initial public offering price of VMware shares will not be known until completion of the VMware IPO, in order to effect the Offer it will be necessary to describe the consideration to be paid in exchange for tendered EMC options in terms of a formula (the "Exchange Ratio"), which when applied to the initial public offering price of VMware shares will yield the precise number and exercise price of VMware options to be received in exchange for the tendered EMC options.

The Exchange Ratio will be expressed as a fraction, the numerator of which will be the volume-weighted average price of EMC common stock for the last two days of the Offer and the denominator of which will be the initial public offering price of VMware shares, which VMware expects will be determined as of the date the Offer expires (including any extensions of the Offer in accordance with applicable rules and regulations of the Commission). EMC and VMware expect that if the pricing of the VMware IPO were to be delayed or postponed for any reason, the Offer would be extended so as to expire on the revised anticipated pricing date. The number of VMware shares subject to each option received by Eligible Employees in the Offer will be determined by multiplying the number of shares underlying each tendered EMC option by the

Exchange Ratio. The per share exercise price of each VMware option will be determined by dividing the exercise price of the tendered EMC option by the Exchange Ratio.[3]

Similarly, the number of shares of restricted VMware stock received by Eligible Employees in the Offer will also be based on the Exchange Ratio such that the total intrinsic value of the restricted stock will be the same after the expiration of Offer as it was immediately prior to the expiration of the Offer. Analogous to the treatment of shares underlying VMware options, the number of shares of restricted VMware stock received by Eligible Employees in the Offer will be determined by multiplying the number of shares of restricted EMC stock tendered by the Exchange Ratio.[4, 5]

EMC and VMware will disclose in the offering materials disseminated to Eligible Employees all material information related to the Offer, including a discussion of the Exchange Ratio, the manner in which the initial public offering price will be determined, the range of the estimated IPO price as set forth in the S-1 Registration Statement, and the pricing methodology related to the restricted VMware stock and VMware options received by Eligible Employees in the Offer. EMC and VMware will also include in the offering materials provided to Eligible Employees substantially all the information contained in the preliminary prospectus included in the S-1 Registration Statement at the time of the Offer and will provide a copy of any exhibit or schedule to the S-1 Registration Statement or the S-4 Registration Statement or other additional information which would be contained in any subsequent amendment to the prospectus that forms a part of the S-1 Registration Statement without charge at the written request of an Eligible Employee.

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[3] An example of how the exchange of options would work is as follows (some numbers have been rounded): Assume that EMC shares have a value immediately prior to the initial public offering of $14 per share. An option holder has an option for 200 shares at a per share exercise price of $11.50, for an aggregate spread of $500. The initial public offering price per share of VMware is assumed to be $24 per share. The number of shares subject to the new VMware option would be the product of 200 and the Exchange Ratio, which in this case would be 0.583 (the pre-IPO trading price of EMC ($14) divided by the initial public offering price of VMware ($24). This calculation yields a VMware option for 116 shares. The per share exercise price of the VMware option would be the exercise price of the EMC option ($11.50) divided by the Exchange Ratio (0.583), for a per share exercise price of $19.73. The aggregate spread in the new VMware option would thus be $495.

[4] An example of how the exchange of restricted stock would work under the same set of assumptions as set forth in the preceding footnote is as follows (some numbers have been rounded): A restricted stock award with respect to 200 EMC shares (with a value immediately prior to the initial public offering of $2800) would be multiplied by the Exchange Ratio, resulting in a restricted stock award of 116 VMware shares (with a value of $2784).

[5] To the extent necessary to avoid fractional shares subject to an award resulting in an increase in the intrinsic value of the award or other adverse tax consequences to the aware holder, the results of calculations of shares subject to VMware option grants or restricted stock awards pursuant to the Offer will be rounded down.

Following the official close of trading on the NYSE on the day the Offer expires, the initial public offering price of the shares in the VMware IPO will be determined, and then the Exchange Ratio will be calculated. Promptly after the expiration of the Offer, VMware will exchange all tendered restricted EMC stock and options for restricted VMware stock and options in amounts based on the Exchange Ratio and pursuant to the terms of the Offer.

The value of the EMC shares in the Exchange Ratio will be calculated by reference to the simple arithmetic average of the daily volume-weighted average price (or daily VWAP) of EMC common stock on the New York Stock Exchange (the "NYSE") on each of the last two trading days of the Offer. The daily VWAP for EMC common stock will be the volume-weighted average price per share on the NYSE during the period beginning at 9:30 a.m., New York City time (or the then official open of trading) and ending at 4:00 p.m., New York City time (or the then official close of trading), with such data only taking into account any adjustments made to reported trades included by 4:10 p.m., New York City time, on that day. VMware and EMC believe that a two-day VWAP-based pricing period offers shareholders a reasonable balance between the objectives of complying with the requirements imposed by Sections 424 and 409A of the Code, while reducing price distortions that could occur if the price of EMC common stock was established at a single point in time at the expiration of the Offer. The Offer will be automatically extended if a market disruption event (e.g., a trading suspension in EMC common stock) occurs during this two-day period.

To make pricing information relating to EMC common stock available to Eligible Employees during the Offer, VMware will maintain an intranet website accessible to all Eligible Employees and publish pricing-related information as follows:[6]

- On the second day of the Offer and each day thereafter prior to the final two-day calculation period, the indicative calculated per-share value of EMC common stock for use in the Exchange Ratio and the indicative Exchange Ratio based thereon using an assumed VMware IPO price equal to the mid-point of the filing range of the estimated initial offering price reflected in the S-1 Registration Statement (the "Assumed IPO Price")[7], will be made available on the website no later than 4:30 p.m., New York City time, in each case calculated as though that day were the expiration date. In other words, assuming that a given day is a trading day, the indicative calculated per-share value of

[6] VMware will file with the Commission under Rule 425 of the Securities Act information derived from screen shots of the website each time that information changes.

[7] The VMware intranet website will include disclosure that there can be no assurance as to the actual initial public offering price, which may be more than or less than the Assumed IPO Price.

EMC common stock and indicative Exchange Ratio based on the Assumed IPO Price that will be made available that afternoon will be determined by averaging the daily VWAP for that day and the immediately preceding trading day.

- During the last two trading days of the Offer, the indicative calculated per-share value will use cumulative actual trading data. Thus, on the next-to-last trading day during the Offer (the first day of the calculation period), the actual daily volume-weighted average price of EMC common stock during the elapsed portion of that first day will be used in the calculation and, on the final trading day, the calculations will use the average of the daily VWAP of EMC common stock for the next-to-last trading day and the actual daily volume-weighted average price during the elapsed portion of that final trading day. The indicative calculated per-share value of EMC common stock and resulting indicative Exchange Ratio based on the Assumed IPO Price will be updated on the website every hour during the two-day calculation period.[8]

- Promptly after calculation of the Exchange Ratio, EMC and VMware will issue a press release announcing the Exchange Ratio, post the Exchange Ratio on the website accessible to all Eligible Employees and file an amendment to Schedule TO with the Commission containing the press release disclosing the Exchange Ratio.

Withdrawal rights will be available throughout the Offer. Due to the sequencing of events that must take place on the expiration date following the close of trading on the NYSE and prior to the closing of the Depository Trust Company, EMC and VMware do not believe Eligible Employees would have a meaningful opportunity for last-minute tenders and withdrawals after the Exchange Ratio is calculated even if the expiration of the Offer were extended to midnight on the day of the calculation of the Exchange Ratio. However, although Eligible Employees will not have an opportunity for such last-minute tenders and withdrawals following the calculation of the Exchange Ratio, they will know at all times from the commencement of the Offer the relative value relationship between the options or restricted stock tendered and exchanged in the Offer. Specifically, the spread between the exercise price and fair market value of tendered EMC options immediately prior to the expiration of the Offer will be preserved in the VMware options received in the Offer. Similarly, Eligible Employees will know from the commencement of the Offer that the total intrinsic value of tendered

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[8] While the VWAP information and indicative calculated per-share value of the EMC common stock will be updated every hour during the two-day calculation period, the information provided on the website will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data imposed by the NYSE.

restricted EMC stock immediately prior to the expiration of the Offer will be preserved in the restricted VMware stock received in the Offer.

VMware views the Offer as a vital element of its incentive compensation programs for retaining and motivating its employees. By allowing Eligible Employees to substitute their EMC equity for VMware equity based upon an Exchange Ratio in part formulated on the offering price of shares in the VMware IPO, VMware believes the Offer will provide a strong performance incentive for Eligible Employees, encouraging such employees to remain in VMware's service.

III. Discussion

Pursuant to Rule 13e-4(a)(2) under the Exchange Act, an "issuer tender offer" is defined as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." Because the Offer will be undertaken by EMC and VMware, which will continue to be an affiliate of EMC following the VMware IPO, and because upon consummation of the Offer, VMware will grant restricted VMware stock and options to Eligible Employees who tender their restricted EMC stock and options and do not exercise their withdrawal rights, EMC and VMware believe that the Exchange Act rules principally relevant to the Offer are the rules related to issuer tender offers.

We hereby request that, in relation to the Offer, the Staff grant EMC and VMware exemptive relief from Rule 13e-4(f)(8)(i) and confirm that the Staff will not recommend enforcement pursuant to Rule 13e-4(d)(1), Rule 13e-4(e)(3), Rule 13e-4(f)(1)(ii) or Rule 14e-1(b). In support of our request, we note that the Offer shares similar regulatory characteristics to those addressed by the Staff and the Commission in the Security Capital Assurance Ltd and XL Capital Ltd No-Action Letter,[9] in the McDonald's Corporation, Weyerhaeuser Company and Halliburton Company No-Action Letters,[10] and in the context of other formula-based exchange

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[9] Security Capital Assurance Ltd and XL Capital Ltd, SEC No-Action Letter (October 31, 2006).

[10] McDonald's Corporation, SEC No-Action Letter (September 27, 2006), Weyerhaeuser Company, SEC No-Action Letter (February 23, 2007), Halliburton Company, SEC No-Action Letter (March 23, 2007).

ratios and pricing structures,[11] options liquidity programs,[12] employee stock option exchange offers[13] and issuer share repurchase programs for employee-owned stock.[14]

1. All Holders Rule (Rule 13e-4(f)(8)(i))

The Offer may present concerns under Rule 13e-4(f)(8)(i) because the Offer will exclude (i) holders of EMC options and restricted stock who are not employees of VMware as of the expiration of the Offer and (ii) VMware employees who are employed in certain foreign jurisdictions.

The exclusion of non-VMware employees from the Offer reflects the compensatory objectives of the Offer. The original grant of EMC options and restricted stock to Eligible Employees was designed to retain and reward valued employees by allowing them to share in the shareholder value that they created in EMC through their employment. Following the VMware IPO, the restricted EMC stock and options held by VMware employees will less effectively accomplish these objectives. By allowing Eligible Employees to substitute restricted EMC stock and options for restricted VMware stock and VMware options, VMware is providing such employees with the means to align their compensation more directly to VMware's performance and an incentive to continue their productivity. Thus, the compensatory nature of the Offer would be frustrated if the Offer was made to all holders of EMC options and restricted stock as opposed to only those holders employed by VMware.

In this regard, we note that the Staff recently exemptive relief from Rule 13e-4(f)(8)(i) for a transaction very similar to the Offer. *See* Security Capital Assurance Ltd and XL Capital Ltd. Security Capital Assurance Ltd ("SCA") was a wholly-owned subsidiary of XL Capital Ltd ("XL") until SCA's initial public offering on August 4, 2006. Like the Eligible Employees, SCA employees received stock options and restricted shares of SCA's parent company, XL, as part of

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[11] Lazard Freres & Co. (Aug. 11, 1995); BBVA Privanza International (Gibraltar) Limited (Dec. 23, 2005); TXU Corporation (Sept. 13, 2004); Epicor Software Corp. (May 13, 2004); AB Volvo (May 16, 1997).

[12] *See, e.g.*, Comcast Corporation, SEC No-Action Letter (October 7, 2004), Microsoft Corporation, SEC No-Action Letter (October 15, 2003).

[13] *See, e.g.*, LookSmart, Ltd., SEC No-Action Letter (March 20, 2001), Digimarc Corporation, SEC No-Action Letter (March 16, 2001), Amazon.com, Inc., SEC No-Action Letter (February 28, 2001), Lante Corporation, SEC No-Action Letter (February 9, 2001), SEC Exemptive Order for Issuer Exchange Offers that are conducted for Compensatory Purposes (March 21, 2001).

[14] *See, e.g.*, Accenture Ltd., SEC No-Action Letter (January 10, 2003), AB Volvo, SEC No-Action Letter (May 16, 1997), Westamerica Bancorporation, SEC No-Action Letter (June 20, 1996).

their compensation prior to SCA's initial public offering. SCA and XL sought to commence an employee exchange offer in which SCA would offer certain of its employees the opportunity to exchange options to purchase Class A Ordinary Shares of XL and outstanding unvested restricted Class A Ordinary Shares of XL for a cash long term incentive award of SCA (the "SCA Exchange"). Like the Offer, the SCA Exchange presented an issue under Rule 13e-4(f)(8)(i) because it excluded the holders of options and restricted shares of XL who were not employees of SCA. However, analogous to the Offer, the SCA Exchange was conducted solely for compensatory purposes.

The Staff has also granted exemptions from Rule 13e-4(f)(8)(i) to issuers proposing employee exchange offers that would only be made to stockholders who were also employees of a certain subsidiary of the issuer. *See* SPARTA, Inc., SEC No-Action Letter (October 4, 2006), Peter Kiewit Sons', Inc., SEC No-Action Letter (August 4, 2000). SPARTA, Inc. and Peter Kiewit Sons', Inc. both intended to spin-off a subsidiary to their stockholders while also maintaining their company policies of employee ownership. As a result, both companies sought exemptions permitting them to make exchange offers only to those stockholders who were employees of the subsidiary to be spun-off.

We also note that the Staff has exempted from Rule 13e-4(f)(8)(i) stock option transfer and exchange programs that were conducted for compensatory purposes and that excluded certain option holders. *See* Comcast Corporation, Microsoft Corporation, LookSmart, Ltd., Digimarc Corporation, Amazon.com, Inc. and Lante Corporation.

Furthermore, we believe the Offer is analogous to the issuer exchange offers conducted to reprice employee stock options for which the Commission granted exemptions from Rules 13e-4(f)(8)(i) and (ii) in its Exemptive Order for Issuer Exchange Offers that are conducted for Compensatory Purposes (March 21, 2001) (the "Order"). The Order was intended to remove the limitations imposed by the all holders and best price rules on issuers undertaking options repricings to restructure their compensation plans in a manner consistent with their compensation policies and practices. These exchange offers did not present the discriminatory concerns that the all holders rule was intended to address. As the Offer is similarly being proposed for compensatory purposes and lacks any discriminatory concerns, we respectfully request that the EMC options and restricted stock that are subject to the Offer be given corresponding treatment.

We further note that Rule 13e-4(f)(8)(i) was designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers. Paragraph (h)(9) of Rule 13e-4 provides the Commission with express authority to exempt transactions from all or part of Rule 13e-4 where such acts or practices are not present. As EMC and VMware will provide the Eligible Employees with all material information necessary for them to make an informed decision regarding the restricted EMC stock and EMC options they hold, we believe that the Offer would not give rise to the potential for fraud, deception and manipulation which Rule 13e-

4 was designed to prevent. Granting an exemption from Rule 13e-4(f)(8)(i) for the Offer will be consistent with actions taken by the Commission in situations where the rule was implicated, but where, as here, the potential for fraud, deception and manipulation did not exist. *See* Security Capital Assurance and XL Capital Ltd, Comcast Corporation and Peter Kiewit Sons'.

Pursuant to their overall compensation and benefits philosophies, EMC and VMware tailor many of their international compensation programs to meet local country objectives of remaining competitive as to the attraction and retention of employees and compliant with local regulatory schemes. In many foreign jurisdictions, VMware employees are eligible for programs not generally made available to employees in the United States, including programs providing for housing allowances, auto allowances and education assistance. Consistent with these philosophies, EMC and VMware do not intend to extend the offer to option holders in certain foreign jurisdictions where, due to local tax, regulatory, or exchange controls, it could be impractical or unduly burdensome to include employees in these foreign jurisdictions in the Offer on a basis that would be consistent with making the Offer available to employees in the U.S. reasonably promptly and in a manner that would permit EMC and VMware to exchange, and VMware employees to receive, options and restricted stock in the contemplated timeframe. Moreover, VMware believes that employees in certain of these jurisdictions could be subject to foreign taxes as a result of the exchange of EMC options or restricted EMC stock in the Offer, which could conflict with the goals of providing compensatory incentives to its employees. For these reasons, employees in these countries will be excluded from the Offer. EMC and VMware expect to review and evaluate their compensatory objectives in these jurisdictions to determine the appropriate allocation of compensation among base pay, bonus, equity and other programs with a view to maintaining appropriate employee incentives in light of competitive conditions in each specific country. EMC and VMware will consider whether it is practicable, in the future, to make similar or comparable programs or benefits available to employees in these jurisdictions.

2. Fixed/Variable Price (Rule 13e-4(d)(1), Rule 13e-4(e)(3), Rule 13e-4(f)(1)(ii) and Rule 14e-1(b))

In order to effect the Offer in a manner that complies with the provisions of Section 424 and 409A of the Code, the Exchange Ratio will not be calculated until the expiration of the Offer. We recognize that this fact may be viewed as raising issues under the applicable tender offer rules, in particular Rule 13e-4(d)(1), which requires the offer document to specify the consideration being offered in the offer. Furthermore, Rule 13e-4(e)(3), Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent or given to the security holders subject to an offer.

We believe that the methodology used to calculate the Exchange Ratio and determine the consideration to be received by Eligible Employees who tender their EMC options or restricted stock is consistent with the protection of investors. Similar to recent positions taken by the Staff, the Exchange Ratio fixes at the commencement of the exchange offer the relative value relationship between the securities tendered and offered. *See* McDonald's Corporation and Weyerhaeuser Company. In McDonald's and Weyerhaeuser, the Staff did not recommend enforcement action under Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or Rule 14e-1(b) where the respective pricing mechanisms enabled investors to consider whether to accept or reject an exchange offer based on a fixed dollar value of stock receivable per dollar of the stock tendered in the offer. While tendering holders in the McDonald's and Weyerhaeuser exchange offers generally did not know prior to expiration of the offer the precise number or dollar value of stock they would receive per share of stock tendered, they did know the relative value relationship of the two stocks to be provided in the exchange, which relationship was fixed from the beginning of the offer.

Like the exchange offers in McDonald's and Weyerhaeuser, the pricing methodology underlying the Exchange Ratio will enable Eligible Employees to know with certainty from the commencement of the Offer the relative value relationship of the EMC and VMware options and restricted stock to be exchanged in the Offer. Although the Exchange Ratio will not be calculated until after the expiration of the Offer, Eligible Employees will know at the commencement of the Offer that the VMware options to be received in the Offer will have the same ratio of exercise price to fair market value of the underlying shares as was reflected in the tendered EMC options immediately prior to the expiration of the Offer, and that the total intrinsic value of restricted VMware stock received will be the same immediately after the expiration of Offer as it was immediately prior to the expiration of the Offer. This relative value relationship will be prominently disclosed in the offering materials provided to Eligible Employees and will allow such employees to determine whether or not to participate in the Offer based on an Exchange Ratio that is calculated at the expiration of the Offer, because Eligible Employees will receive VMware options and restricted stock in the Offer with the same intrinsic value as the EMC options and restricted stock tendered.

Furthermore, we believe that the two-day averaging period used in the Exchange Ratio to calculate the value of EMC common stock is consistent with the protection of investors, while allowing EMC and VMware to comply with applicable provisions of the Sections 424 and 409A of the Code. The underlying policy favoring a pricing period longer than a single day is that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors. A lengthy averaging period, however, such as the 10-day averaging period previously approved by the Staff in Lazard, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the pricing mechanism, a result that could particularly affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. Like the pricing mechanisms in McDonald's and Weyerhaeuser, the Exchange Ratio uses more current pricing, in the instant case through a two-day averaging period, while still providing protection against the manipulation that could arise using single-day, "point in time" pricing.

Additionally, we note that the pricing methodology utilized in the Exchange Ratio is consistent with, and shares the material characteristics of, formula-based exchange ratios previously approved by the Staff. *See* Lazard, TXU, AB Volvo, Epicor, McDonald's and Weyerhaeuser. Similar to these formula-based pricing mechanisms, in the pricing methodology of the Exchange Ratio, (i) the value relationship between the securities involved is fixed and remains constant during the Offer such that holders are able to determine the value receivable on tender of their EMC options and restricted stock; (ii) the Exchange Ratio is to the extent applicable based on readily observable average trading for securities listed on a national securities exchange over a specified period; (iii) EMC and VMware will issue a press release announcing the final Exchange Ratio promptly following the close of trading on the expiration date and the pricing of the VMware shares and will file an amendment to its Schedule TO setting forth the final Exchange Ratio and including the press release as an exhibit; and (iv) Eligible Employees will be provided with a toll-free number for EMC's and VMware's information agent and an employee-accessible internal website with trading information relevant to the pricing of EMC stock, enabling Eligible Employees to predict whether the final Exchange Ratio will make participation in the offer economic for them.

We also believe that the methodology set to calculate the Exchange Ratio is consistent with the positions taken by the Staff with respect to options liquidity programs, employee stock option exchange offers, and issuer share repurchase programs for employee owned stock, which we believe established that, in a compensatory context, absolute price certainty is not an essential requirement so long as a rational and objective pricing methodology is employed. *See* Comcast Corporation, Microsoft Corporation, Accenture Ltd. and Westamerica Bancorporation.

The methodology proposed to calculate the Exchange Ratio will allow Eligible Employees to determine the final pricing terms of the Offer as of the expiration of the Offer, far sooner than other issuers to whom the Staff granted exemptive relief. In the Microsoft and Comcast option liquidity programs, the Staff did not object where final pricing terms of the offer were not known for at least two weeks and potentially up to 20 business days following the expiration of the offer. Final pricing terms in employee stock option exchange offers were not determined until six months and a day after irrevocable commitment from the participant. As noted above, all material information related to the Exchange Ratio and pricing methodology of the Offer will be prominently featured in offering materials provided to Eligible Employees, and VMware will disclose the final Exchange Ratio to Eligible Employees promptly after its calculation at the expiration of the Offer.

While recognizing that structuring the Offer to coincide with the VMware IPO may be viewed as presenting certain unique issues under the applicable tender offer rules given that the Exchange Ratio will not be calculated until after the expiration of the Offer, EMC and VMware believe that the objective and rational pricing methodology to be employed in the Offer, the extensive information which will be made available to Eligible Employees in connection with determining whether to participate in the Offer (including the estimated initial public offering price, the means by which the initial public offering price will be determined and the risks associated with an investment in the VMware common stock) and the Eligible Employees' first-hand knowledge of VMware operations make this situation an appropriate one for the grant of the requested relief and the confirmation requested hereby.

IV. Conclusion

On behalf of EMC and VMware, we respectfully request that the Staff grant the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact the undersigned at (617) 573-4815. Thank you in advance for your prompt consideration in this matter. In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

Very truly yours,



Margaret A. Brown

MAB/dak

cc: June Duchesne, Esq., EMC Corporation
Rashmi Garde, Esq., VMware, Inc.

END